# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X700
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002119432

## Reporting persons
- Taylor Mark Andrew: type of reporting person: investment company (IV); citizenship or place of organization: New Zealand (Q2); sole voting power 0; shared voting power 50,322; sole dispositive power 0; shared dispositive power 50,322; aggregate amount beneficially owned 50,322 (3.4% of the class)
  Comment: The percentage ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"), set forth in this Amendment No. 1 to the Schedule 13G (the "Amendment No. 1") is based upon 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of September 30, 2026 and gives effect to the Issuer's 1-for-25 reverse stock split of its outstanding shares of Common Stock effected on September 28, 2026 (the "Reverse Split").
- Prospect Capital Securities Ltd: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); sole voting power 0; shared voting power 25,161; sole dispositive power 0; shared dispositive power 25,161; aggregate amount beneficially owned 25,161 (1.7% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Amendment No. 1 is based upon 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of September 30, 2026 and gives effect to the Reverse Split.
- Prospect Finance Ltd: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); sole voting power 0; shared voting power 25,161; sole dispositive power 0; shared dispositive power 25,161; aggregate amount beneficially owned 25,161 (1.7% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Amendment No. 1 is based upon 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the Issuer. The number of shares of Common Stock reported is as of September 30, 2026 and gives effect to the Reverse Split.

## Item 1. Issuer
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, FL 34103

## Item 2. Person Filing
Name of person filing:
This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

(i) Mark Taylor ("Mr. Taylor"), a New Zealand citizen;

(ii) Prospect Capital Securities Limited, a New Zealand Company ("Prospect Capital"); and

(iii) Prospect Finance Limited, a New Zealand Company ("Prospect Finance").

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this Schedule 13G should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the shares of Common Stock reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to the Statement on Schedule 13G, filed by the Reporting Persons with the U.S. Securities and Exchange Commission on September 2, 2026 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence: The principal business office address of Mr. Taylor is 418 Speargrass Flat Rd, Queenstown, New Zealand 9371. The principal business office address of each of Prospect Capital and Prospect Finance is Level 4, 16 Viaduct Harbour Ave, Auckland, New Zealand 1010.
Citizenship: Mr. Taylor is a citizen of New Zealand. Prospect Capital is a company organized under the laws of New Zealand. Prospect Finance is a company organized under the laws of New Zealand.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 1 amends and supplements the Schedule 13G. The purpose of this Amendment No. 1 is to update the beneficial ownership information on the cover pages and in Item 4 of the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

The ownership percentage reported is based on 1,477,789 shares of Common Stock outstanding as of September 30, 2026, as provided by the Issuer. Prospect Capital owns directly 25,161 shares of Common Stock after giving effect to the Reverse Split, which represented approximately 1.7% of the issued and outstanding shares of Common Stock as of September 30, 2026. Prospect Finance owns directly 25,161 shares of Common Stock after giving effect to the Reverse Split, which represented approximately 1.7% of the issued and outstanding shares of Common Stock as of September 30, 2026. Mr. Taylor does not directly own any shares of Common Stock. Mr. Taylor is the sole director and sole shareholder of each of Prospect Capital and Prospect Finance, and as such has shared voting and dispositive power over the shares of Common Stock held by them. By virtue of these relationships, Mr. Taylor may be deemed to beneficially own the shares of Common Stock held of record by each of Prospect Capital and Prospect Finance, which represented approximately 3.4% of the issued and outstanding shares of Common Stock as of September 30, 2026. Mr. Taylor disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
Percent of class:
(A) Mr. Taylor: 3.4%

(B) Prospect Capital: 1.7%

(C) Prospect Finance: 1.7%
Sole power to vote or to direct the vote:
(A) Mr. Taylor: 0.00

(B) Prospect Capital: 0.00

(C) Prospect Finance: 0.00
Shared power to vote or to direct the vote:
(A) Mr. Taylor: 50,322.00

(B) Prospect Capital: 25,161.00

(C) Prospect Finance: 25,161.00
Sole power to dispose or to direct the disposition:
(A) Mr. Taylor: 0.00

(B) Prospect Capital: 0.00

(C) Prospect Finance: 0.00
Shared power to dispose or to direct the disposition:
(A) Mr. Taylor: 50,322.00

(B) Prospect Capital: 25,161.00

(C) Prospect Finance: 25,161.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Taylor Mark Andrew: /s/ Mark Taylor, Mark Taylor (10/07/2026)
- Prospect Capital Securities Ltd: /s/ Mark Taylor, Mark Taylor, Director (10/07/2026)
- Prospect Finance Ltd: /s/ Mark Taylor, Mark Taylor, Director (10/07/2026)